Diane Frankle 650.319.4518 diane.frankle@kayescholer.com

Two Palo Alto Square Suite 400 3000 El Camino Real Palo Alto, California 94306-2112 650.319.4500 Fax 650.319.650.319.4700 www.kayescholer.com

April 2, 2013

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	BioTime, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 5, 2013
File No. 001-12830

Dear Mr. Riedler

On behalf of BioTime, Inc. (the “Company”), set forth below is a response to your comment letter dated March 13, 2013 with respect to the Company’s Preliminary Proxy Statement referenced above (the “Proxy Statement”).

For your convenience, we will provide the staff supplementally via email with a copy of Amendment No. 1 to the Proxy Statement (the “Amendment”), which is being filed with the Commission today, that has been marked to show changes from the original filing.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response.

Comment: Articles Amendment Proposal.  We note your disclosure on page 54 that, with respect to possible issuance of the newly authorized shares of common stock in business or asset acquisition transactions, that you are “not a party to any present agreement, plan or arrangement to do so as of the date of this Proxy Statement.”  Please expand your disclosure to indicate on a broader, more general basis that, except as disclosed in the proxy with respect to the Asset Contribution Transaction and the BioTime Financing, you do not presently have any agreements, commitments or arrangements regarding the newly authorized shares.  Alternatively, if any plans exist, please disclose all material information.

Response: We have added the following statement in the Proxy Statement Amendment to address this comment:

Jeffrey P. Riedler	- 2 -	April 2, 2013

“Except as disclosed in the Proxy Statement with respect to the issuances of the Contribution Shares, any Expense Reimbursement Shares, any Substituted Shares, and the Contribution Warrants in the Asset Contribution Transaction, we do not presently have any agreements, commitments or arrangements regarding any of the 50,000,000 Common Shares or 1,000,000 Preferred Shares that would be newly authorized under the Articles Amendment Proposal. We have already authorized the shares to be issued in the second tranche of the BioTime Financing, which we expect to close on April 10, 2013.”

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the response adequately addresses your comment.  If  you have any further questions or comments concerning the Amendment, please do not hesitate to contact Diane Holt Frankle at (650) 319-4518 or diane.frankle@kayescholer.com or Joseph Berkowitz at (650) 319-4509 or joseph.berkowitz@kayescholer.com.

Sincerely,

/s/ Diane Holt Frankle

Diane Holt Frankle

cc:	Peter Garcia
Chief Financial Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, CA 94502
pgarcia@biotimemail.com

Richard S. Soroko, Esq.
Thompson, Welch, Soroko and Gilbert LLP
235 Pine Street, 13th Floor
San Francisco, California 94104
rsoroko@twsglaw.com